UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________________

FORM 11-K
____________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

Commission File Number 001-03970

HARSCO CORPORATION SAVINGS PLAN

ENVIRI CORPORATION
Two Logan Square
100-120 North 18th Street, 17th Floor
Philadelphia, PA 19103
Telephone (267) 857-8715

Harsco Corporation Savings Plan

Financial Statements as of December 31, 2023 and 2022 and for the Year Ended
December 31, 2023 and Supplemental Schedule as of December 31, 2023

HARSCO CORPORATION SAVINGS PLAN
INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2023 and 2022	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2023	3

Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2023 *	10

Signatures	11

Exhibit Index	12

*Other schedules required by 29 CFR 220.103-10 of the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the Harsco Corporation Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Harsco Corporation Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022 and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2019.
Kingston, NH
June 25, 2024

HARSCO CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

(in thousands)	2023	2022

ASSETS
Investments, at fair value	$40,314	$34,794
Plan interest in Master Trust (Note 3)	2,085	1,617
Total investments	42,399	36,411

Receivables:
Employer contributions	52	47
Participant contributions	31	27
Notes receivable from participants	514	547
Total receivables	597	621

Net assets available for benefits	$42,996	$37,032

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023

(in thousands)	2023
Additions:
Contributions:
Participants	$1,615
Employer	645
Rollovers	40
Total contributions	2,300

Interest income on notes receivable from participants	37

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	5,386
Net appreciation (depreciation) in Plan interest in Master Trust (Note 3)	652
Dividend income	2,001
Total net investment income (loss)	8,039

Total additions	10,376

Deductions:
Benefits paid to participants	4,380
Administrative expenses	98
Total deductions	4,478

Net increase (decrease)	5,898

Net transfers in (out) due to employee classification change (Note 1)	66

Net assets available for benefits
Beginning of Year	37,032
End of Year	$42,996
The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

1.    Plan Description

The following description of the Harsco Corporation Savings Plan (the "Plan") provides only an abbreviated summary of the general provisions of the Plan. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees. The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), as amended, and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC").

All U.S. employees, except those who are eligible to participate in Enviri Corporation's, formerly known as Harsco Corporation prior to the Company's name change on June 5, 2023, (“the Company”) Harsco Retirement Savings and Investment Plan or the Harsco 401(k) Retirement Savings Plan, who are employed by the Company or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company, are deemed "Eligible Employees.”

Throughout the year, employees may be transferred to various positions within the Company, which may result in a transfer between various retirement plans sponsored by the Company. Transfers between various Company retirement plans may also occur as Plan amendments are adopted to permit additional or restrict existing groups of Company employees participating in the Plan. These are shown as “Net transfers in (out) due to employee classification change” on the Statement of Changes in Net Assets Available for Benefits.

Contributions

New Eligible Employees are automatically enrolled in the Plan at a pre-tax savings rate of 3% via payroll deductions, with contributions being directed to a designated target date fund based on the participant's current age and a retirement age of 65. Employees have the option to opt out of this Plan or to contribute an amount different than the automatic contribution amount, and/or to invest in funds other than the Plan's default fund that are available within the Plan investment options. Participants not benefiting from the full employer match will be enrolled in an auto-increase of 1% annually in January until the participant meets the percentage to receive the full employer match. Employees have the option to opt out of this auto-increase.

Participants may contribute up to 75% of their annual compensation received as an employee, as defined in the Plan and subject to IRC limitations. Participant contributions may be made on a pretax basis, or participants may elect to make contributions on an after-tax basis or on an after-tax "Roth" basis, subject to limitations outlined in the Plan. Participants who are at least age 50 may make an additional "catch-up" contribution subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan ("rollover" contributions), subject to certain requirements. The Company makes matching contributions equal to 50% of the first 6% of such participant's contributions.

The Company may also make discretionary contributions to the Plan under agreements with certain employee bargaining groups. These contributions, referred to as profit sharing contributions in the agreements, may be based on a percentage of employee earnings or a fixed amount per hour worked by the employee. The Company makes annual contributions based on the union agreement requirements. During 2023, the Company made a profit sharing contribution of $38 thousand.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer matching contributions and profit sharing contributions, as well as Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The participants are 100% vested upon death, disability or the attainment of normal retirement age. The Company's matching contributions and profit sharing contributions vest after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50 thousand. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Administrator. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. No more than one loan may be outstanding at any time. Interest rates on outstanding loans, based on the prime rate plus one percent, ranged from 4.25% to 9.50% at December 31, 2023, with maturity dates ranging from 2024 to 2038. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant or beneficiary may receive payments based on their election of one of three options: a lump-sum amount equal to the value of the participant's vested interest in their account; a portion paid in a lump-sum, and the remainder paid later; or over annual installments, not to exceed more than 15 years.

A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the Plan Administrator that the participant is suffering from "hardship," as defined in the Plan document. A participant may also request a withdrawal from after-tax and rollover funds at any time.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Administration

Plan participants pay investment management, recordkeeping and audit fees related to maintaining the Plan as a whole. Loan setup fees and withdrawal fees are paid by the participant. Purchases and sales of the Company's common stock are assessed a commission, which is paid by the participant, at $0.02 per share. Investment related expenses are included in Net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).The Plan's Investment Committee determines the Plan's investment options utilizing information provided by the investment advisers and custodians. See Note 4, Fair Value Measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan's gains and losses on investments bought and sold, as well as unrealized gain and losses on investments held at year-end.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Forfeitures

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future employer contributions, pay plan expenses or restore accounts, as directed by the Plan Administrator. In 2023, $92 thousand of forfeitures were used to offset employer contributions and $35 thousand of forfeitures were used to pay Plan expenses. Unallocated forfeitures at December 31, 2023 and 2022 were $128 thousand and $143 thousand, respectively.

Subsequent Events

Subsequent to December 31, 2023, as a result of the Company's name change to Enviri Corporation during 2023, the name of the Plan was changed from the Harsco Corporation Savings Plan to the Enviri Corporation Savings Plan.

The Company and the Plan have performed an evaluation of events subsequent to December 31, 2023 and concluded that all subsequent events are properly reflected in the financial statements and the accompanying notes prepared under U.S. GAAP.

3.    Master Trust

A portion of the Plan's investments are in the Company's Stock Fund (the "Master Trust"), which was established for the investment of assets of the Plan and another retirement plan sponsored by the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the trustee, custodian and recordkeeper, Principal Bank, a subsidiary of Principal Financial Group. The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust, plus actual contributions received and allocated investment income (losses) recognized during the year, less actual distributions and allocated administrative expenses paid during the year. At December 31, 2023 and 2022, the Plan's interest in the net assets of the Master Trust was 36.78% and 34.27%, respectively. Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the amount of time each of the plan's assets were invested in the Master Trust.

The following table presents the net assets in the Master Trust.

	December 31, 2023		December 31, 2022
(In thousands)	Plan	Master Trust	Plan	Master Trust
Enviri Corporation common stock	$2,049	$5,571	$1,592	$4,645
Money market mutual fund	36	98	25	74
Total	$2,085	$5,669	$1,617	$4,719

The changes in net assets of the Master Trust for the year ended December 31, 2023 consists of the following:

(In thousands)	Plan	Master Trust
Net investment income (loss)	$652	$1,855
Net transfers in (out)	(184)	(905)
Net increase (decrease) in assets	468	950
Net assets:
Beginning of year	1,617	4,719
End of year	$2,085	$5,669

At December 31, 2023 and 2022, all assets of the Master Trust (the Company's common stock and money market and mutual funds) are classified within Level 1 of the fair value hierarchy discussed in Note 4, due to the fact that the inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

4.    Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information. Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Investments in mutual funds are primarily valued at net asset value in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants' expectations for the Plan's investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement. There have been no significant changes in the valuation methodologies or transfers between levels during the years ended December 31, 2023 and 2022.

At December 31, 2023 and 2022, the Plan's investment that are not included in the Master Trust are mutual funds and are classified within Level 1 of the fair value hierarchy, due to the fact that the inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

5.    Related-Party and Party in Interest Transactions

The Plan's investments are shares of mutual funds managed by the Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company, whose fees are paid by the Plan. These transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services amounted to $91 thousand during the year ended December 31, 2023 and are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Transactions in the Company's common stock also qualify as party in interest transactions. For the year ended December 31, 2023, the Plan purchased, on behalf of participants, $13 thousand and sold $200 thousand of the Company's common stock.

Additionally, notes receivable from participants qualify as party in interest transactions. For the year ended December 31, 2023, the Plan received $37 thousand in interest income on notes receivable from participants.

6.    Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions and loans thereunder, subject to the provisions of ERISA. In the event of Plan termination, the accounts of each affected employee would be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

7.    Tax Status

The IRS has determined and informed the Company by a letter dated July 23, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified, and the related trust is tax-exempt. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan and has concluded that, as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE
HARSCO CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4(i) - FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER - 23-1483991
THREE-DIGIT PLAN NUMBER - 224
AS OF DECEMBER 31, 2023

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral and par or maturity value	(d) Cost	(e) Current value in thousands
*	Investments in Master Trust	Master trust	**	$2,085

	Allspring Government Money Market Fund	Mutual fund	**	2,912
	BlackRock Total Return Fund	Mutual fund	**	484
	Dodge & Cox Stock Fund	Mutual fund	**	2,244
	EuroPacific Growth Fund	Mutual fund	**	1,323
	Loomis Sayles Global Bond Fund	Mutual fund	**	17
	MainStay Winslow Large Cap Growth Fund	Mutual fund	**	7,870
	MFS Mid Cap Growth Fund	Mutual fund	**	253
	Neuberger Berman Genesis Fund	Mutual fund	**	1,300
*	Principal Investors Fund Inc - Real Estate Securities Fund	Mutual fund	**	661
	T Rowe Price Retirement 2005 Fund	Mutual fund	**	260
	T Rowe Price Retirement 2010 Fund	Mutual fund	**	236
	T Rowe Price Retirement 2015 Fund	Mutual fund	**	192
	T Rowe Price Retirement 2020 Fund	Mutual fund	**	793
	T Rowe Price Retirement 2025 Fund	Mutual fund	**	2,404
	T Rowe Price Retirement 2030 Fund	Mutual fund	**	1,772
	T Rowe Price Retirement 2035 Fund	Mutual fund	**	2,234
	T Rowe Price Retirement 2040 Fund	Mutual fund	**	1,741
	T Rowe Price Retirement 2045 Fund	Mutual fund	**	1,473
	T Rowe Price Retirement 2050 Fund	Mutual fund	**	1,158
	T Rowe Price Retirement 2055 Fund	Mutual fund	**	2,165
	T Rowe Price Retirement 2060 Fund	Mutual fund	**	273
	T Rowe Price Retirement 2065 Fund	Mutual fund	**	209
	Vanguard Extended Market Index Fund	Mutual fund	**	64
	Vanguard Inflation-Protected Securities Fund	Mutual fund	**	238
	Vanguard Institutional Index Fund	Mutual fund	**	7,169
	Vanguard Mid-Cap Value Index Fund/Open-end Fund	Mutual fund	**	242
	Vanguard Total Bond Market Index Fund	Mutual fund	**	591
	Vanguard Total International Stock Index Fund	Mutual fund	**	36
	Total mutual funds			40,314
*	Notes receivable from participants - Interest at 4.25% to 9.50%, fully secured by vested benefits, due 2024 to 2038	Participant loans		514
				$42,913

* Party in interest.
** Cost information is not presented because investments are participant directed.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HARSCO CORPORATION SAVINGS PLAN

Date	June 25, 2024	/s/Russell C. Hochman
Russell C. Hochman
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Number	Description

23.1	Consent of Caron & Bletzer, PLLC (filed herewith)